   As filed with the Securities and Exchange Commission on September 18, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                 The Emerging Markets Infrastructure Fund, Inc.
                       (Name of Subject Company (issuer))

                 The Emerging Markets Infrastructure Fund, Inc.
                 (Names of Filing Persons (offerer and issuer))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   290921-10-5
                      (CUSIP Number of Class of Securities)

                                Hal Liebes, Esq.
                              Senior Vice President
                 The Emerging Markets Infrastructure Fund, Inc.
                              466 Lexington Avenue
                                   16th Floor
                            New York, New York 10017
                                 (212) 875-3500
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation                                       Amount of Filing Fee
--------------------------------------------------------------------------------
$68,955,648(a)...........................................     $13,792(b)
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

(a) Calculated as the aggregate maximum purchase price to be paid for 5,587,978 shares in the offer, based upon a price per share of $12.34, which represents 95% of the net asset value per share at September 5, 2000.

(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $13,792
     Form or Registration No. Schedule TO
     Filing Party: The Emerging Markets Infrastructure Fund, Inc.
     Date Filed: September 8, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by The Emerging Markets Infrastructure Fund, Inc., a Maryland corporation (the "Fund"), on September 8, 2000 (the "Schedule TO"), relating to the offer by the Fund to purchase for cash up to 5,587,978 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO.

     The items required to be disclosed in the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     (1) the first sentence under the caption "What if more than 5,587,978 shares are tendered (and not timely withdrawn)?" under the Summary Term Sheet of the Offer to Purchase is hereby amended to read its entirety as follows:

          "The Fund will purchase duly tendered shares from shareholders pursuant to the terms and conditions of the tender offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each shareholder (and not timely withdrawn)."

     (2) The last paragraph of Section 4 of the Offer to Purchase is hereby deleted in its entirety.

     (3) The first sentence of the second paragraph of Section 9 of the Offer to Purchase is hereby replaced in its entirety by the following sentence:

          "As of the close of business on September 5, 2000, the Fund's NAV was $12.99 per Share, and the high, low and closing prices per Share on the NYSE on that date were $11.125, $11.125 and $11.125, respectively."

     (4) The first sentence of the first paragraph of Section 16 of the Offer to Purchase is hereby replaced in its entirety by the following two sentences:

          "The Fund reserves the right, at any time during the pendency of the Offer, to amend or extend the Offer. The Fund also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for if any of the conditions specified in Section 4 hereof are not satisfied."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE EMERGING MARKETS
                                  INFRASTRUCTURE FUND, INC.

                                  By: /s/William W. Priest, Jr.
                                      -------------------------
                                  Name:  William W. Priest, Jr.
                                  Title: Chairman of the Board of Directors

Dated: September 18, 2000